News Release

Burcon JV Company, Merit Functional Foods, Achieves First Commercial Production

Vancouver, British Columbia, February 9, 2021 - Burcon NutraScience Corporation (TSX: BU  OTCQB: BUROF) a global technology leader in the development of plant-based proteins, is pleased to announce that its joint venture company, Merit Functional Foods Corporation ("Merit Foods" or "Merit") has completed the first commercial production runs of Peazazz® and Peazac® pea proteins at its state-of-the-art plant protein production facility in Manitoba, Canada, dedicated to the production, under license, of Burcon's novel pea and canola protein ingredients.  Construction of the facility was formally completed on December 31, 2020.

"Burcon is thrilled that Merit Foods has realized this important milestone," said Johann F. Tergesen, Burcon's president and chief executive officer, adding: "Having completed the construction and now in the midst of commissioning and optimizing its state-of-the-art facility is an impressive accomplishment during such a challenging time.  Merit is ideally positioned to meet the growing need for highly functional and taste-forward plant-based proteins for use in foods and beverages including dairy alternatives, meat alternatives and other lifestyle nutrition products."

Unique in its design, Merit's state-of-the-art plant protein production facility has been engineered and constructed to be able to process both yellow field peas as well as non-GMO canola, thereby having the ability to produce Merit's Puratein® and Puratein® HS canola proteins in addition to its Peazazz®and Peazac® pea proteins.  Having achieved commercial production of its Peazazz® and Peazac® pea proteins, Merit intends to now turn its focus to commissioning the facility to produce canola protein.  Once commissioned, it will be the only commercial-scale facility in the world capable of producing food-grade canola protein.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 300 issued patents and more than 230 additional patent applications that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM